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                                                                       Exhibit 7

[LOGO]                                                    Letter to Stockholders




                                                                  March 23, 1995



Dear Stockholder:

     We are pleased to inform you that Resource Recycling Technologies, Inc. ("RRT") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Waste Management, Inc. ("Parent") and WMI Acquisition Sub, Inc. ("Purchaser"). Pursuant to the Merger Agreement, Purchaser today commenced a tender offer to purchase all outstanding shares of RRT at $11.50 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger of Purchaser and RRT. In the merger, each common share outstanding will be converted into $11.50 in cash (other than shares held by dissenting stockholders).

     Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the tender offer and merger are fair to, and in the best interest of, the stockholders, Accordingly, the Board of Directors recommends that stockholders accept the offer and tender their shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinions of Allen & Company Incorporated and Gilford Securities Incorporated, that the cash consideration of $11.50 per share to be received by stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

     Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

                                   Sincerely,


[Sig of Andrew T. Dwyer]                [Sig of Lawrence J. Schorr]
      Andrew T. Dwyer                      Lawrence J. Schorr
      Chairman of the Board                President and Chief Executive Officer


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